SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45393

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENTINEL FINANCIAL SERVICES COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NATIONAL LIFE DRIVE
(No. and Street)

MONTPELIER (City) VERMONT (State) 05604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL D. DELLIPRISCOLI (802) 229-3141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

125 HIGH STREET (Address) BOSTON (City) MASSACHUSETTS (State) 02110 (Zip Code)

[redacted]

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12012219

KW 3/4

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

OATH OR AFFIRMATION

I, MICHAEL D. DELLIPRISCOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENTINEL FINANCIAL SERVICES COMPANY, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP & CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sentinel Financial Services Company

(A Vermont General Partnership)
Financial Statements with Supplementary Information
As of and for the Years Ended December 31, 2011 and 2010

pwc

Sentinel Financial Services Company

(A Vermont General Partnership)

Financial Statements with Supplementary Information

As of and for the Years Ended December 31, 2011 and 2010

Sentinel Financial Services Company
(A Vermont General Partnership)
Index
December 31, 2011 and 2010

pwc

Report of Independent Auditors

To the Partner's of Sentinel Financial Services Company:

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in partner's capital, and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Sentinel Financial Services Company (the Company) at December 31, 2011 and December 31, 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2011) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2012

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Sentinel Financial Services Company

(A Vermont General Partnership)

Statements of Financial Condition

December 31, 2011 and 2010

	2011	2010
Assets		
Cash and cash equivalents	$ 15,341,618	$ 9,844,260
Distribution fees receivable	2,683,801	2,982,513
Deferred commissions, net	1,234,101	1,534,821
Prepaid expenses & other assets	351,962	289,846
Furniture and equipment, net	100,438	158,140
Commissions receivable	13,954	69,646
Other receivables	3,121	76,238
Receivables from affiliates	-	5,866
Total assets	$ 19,728,995	$ 14,961,330
Liabilities		
Payable to affiliates	$ 1,475,523	$ 1,123,073
Service fees payable	2,540,701	2,664,247
Accounts payable and accrued expenses	1,754,814	1,207,168
Bonus commissions payable	1,593,287	1,229,728
Total liabilities	7,364,325	6,224,216
Partners' capital	12,364,670	8,737,114
Total liabilities and partners' capital	$ 19,728,995	$ 14,961,330

The accompanying notes are an integral part of these financial statements

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Operations
Years Ended December 31, 2011 and 2010

	2011	2010
Revenues		
Distribution fee income	$ 32,213,368	$ 31,025,552
Commissions	5,021,428	5,523,446
Investment income	2,386	7,557
Total revenues	37,237,182	36,556,555
Operating expenses		
Service fees	26,049,565	24,731,626
Bonus commissions	7,517,449	8,954,382
General and administrative	5,111,964	6,142,913
Salaries and employee benefits	6,424,551	5,983,771
Commissions	3,456,420	3,898,803
Marketing support	6,300,352	5,659,685
Amortization of deferred commissions	2,749,325	2,583,935
Total operating expenses	57,609,626	57,955,115
Partners' net loss	$ (20,372,444)	$ (21,398,560)

The accompanying notes are an integral part of these financial statements

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Changes in Partners' Capital
Years Ended December 31, 2011 and 2010

	SAMI	SFSI	Total
Balance, December 31, 2009	$ (20,059)	$ 6,155,733	$ 6,135,674
Partners' net loss	(1,048,529)	(20,350,031)	(21,398,560)
Partners' contributions	1,176,000	22,824,000	24,000,000
Balance, December 31, 2010	$ 107,412	$ 8,629,702	$ 8,737,114
Partners' net loss	(998,250)	(19,374,194)	(20,372,444)
Partners' contributions	1,176,000	22,824,000	24,000,000
Balance, December 31, 2011	$ 285,162	$ 12,079,508	$ 12,364,670

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company

(A Vermont General Partnership)

Statements of Cash Flows

Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Partners' net loss	$ (20,372,444)	$ (21,398,560)
Adjustments to reconcile Partners' net loss to net cash used in operating activities:		
Depreciation	90,180	155,148
Deferred commissions, net	300,720	303,787
Changes in assets and liabilities:		
Distribution fees receivable	298,712	(888,219)
Prepaid expenses & other assets	(62,116)	234,344
Commissions receivable	55,692	25,758
Other receivables	73,117	(15,834)
Receivables from affiliates	5,866	25,110
Payable to affiliates	352,450	586,424
Service fees payable	(123,546)	905,149
Accounts payable and accrued expenses	547,646	200,747
Bonus commissions payable	363,559	69,747
Net cash used in operating activities	(18,470,164)	(19,796,399)
Cash flows from investing activities		
Purchase of furniture and equipment	(32,478)	(13,200)
Cash flows from financing activities		
Contributions from partners	24,000,000	24,000,000
Net increase in cash and cash equivalents	5,497,358	4,190,401
Cash and cash equivalents		
Beginning of year	9,844,260	5,653,859
End of year	$ 15,341,618	$ 9,844,260

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Sentinel Financial Services Company (the "Company" or the "Partnership"), a Vermont General Partnership, was formed on December 11, 1992 and commenced operations on March 1, 1993. The Company is a broker-dealer owned by Sentinel Asset Management, Inc. ("SAMI") and Sentinel Financial Services, Inc. ("SFSI"), jointly referred to as Sentinel. SAMI is a wholly-owned subsidiary of NLV Financial Corporation ("NLVF") and SFSI is a wholly-owned subsidiary of SAMI.

The Company earns fees from the distribution of shares of the Sentinel Group Funds, Inc. (the "Funds"), which are registered investment companies. The Company distributes such shares through affiliated and non-affiliated broker-dealers and registered representatives, some of whom are also insurance agents of National Life Insurance Company ("National Life"), an affiliate of the Company. Commissions are earned on distribution of shares of the Funds.

Under the partnership agreement dated March 1, 1993 and amended effective March 27, 1995 and December 30, 2005, each partner's share of profit or loss is based on ownership rates of 95.1% for SFSI and 4.9% for SAMI.

The Company is required to make quarterly distributions of its net operating cash flow as defined in the Agreement within 90 days after the end of each calendar quarter. Although the agreement provides that the distribution may be an amount equal to the estimated total amount of taxes on income of the partner having the highest total rate of taxation, cash distributions are generally made to each partner in the same proportion as profit and losses of the Company are allocated to the partners. In the event there is no net positive cash flow during a calendar quarter, then distributions are not made to the partners.

In the event of liquidation, but after satisfaction of all partnership obligations, the Company will distribute the net proceeds from any sales of assets in the same ratio of profits and losses allocated to the partners for the six full months preceding the completion of sale.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Certain reclassifications have been made to conform prior periods to the current year's presentation.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of funds on deposit and investments in money market mutual funds.

Distribution Fees Receivable
This receivable represents those 12b-1 fees earned but not yet paid to the Company by the Sentinel Group Funds. (See the "Distribution Fee Income" section of this disclosure note for definition of "Distribution Fees".)

Deferred Commissions, Net
Deferred commissions are commissions paid by the Company to broker-dealers on certain sales of mutual fund shares as outlined in the "Amortization of Deferred Commissions" description. These commissions are recorded as deferred costs which are recovered by ongoing monthly distribution fees received from the Funds or through charges upon redemption of the shares by the shareholders. Deferred costs on outstanding shares are being amortized over the Contingent Deferred Sales Charges ("CDSC") period, for "A" & "D" shares, and over the CDSC period or until redemption, whichever is shorter for the "B" and "C" shares. Amortization expense for the years ended December 31, 2011 and 2010 was $2,749,325 and $2,583,935, respectively.

Prepaid Expenses and Other Assets
Includes insurance, software maintenance, annual licensing fees, etc., and represents payments in advance of services rendered. These advance payments are then expensed over the term of the service.

Furniture and Equipment, Net
Includes the net cost of furniture and equipment reduced by the accumulated depreciation. Depreciation is provided on the straight-line method based upon estimated useful lives of the assets ranging principally from three to seven years.

Commissions Receivable
Comprised of receivables for CDSC revenue as well as a receivable for sales commission revenue retained by the Company from accounts where there is no specified agent.

Other Receivables
Other receivables include amounts due from the Funds for reimbursement of shareholder report expenses, securities in process receivables, and any other receivables.

Receivables from Affiliates
Includes charges paid by the Company for networking revenue sharing fees and Sub-Transfer Agent revenue sharing fees to be paid by affiliated companies.

Payable to Affiliates
Consists of intercompany charges to NLIC and revenue sharing fees to ESI.

Service Fees Payable
Represents a cumulative monthly accrual of the 12b-1 fees that are paid quarterly as "Service Fees" to broker/dealers of record.

Accounts Payable and Accrued Expenses
Includes an estimate of all expenses incurred, but not yet paid. This includes accounts payable, audit and legal accruals, vacation accruals, and sales commission payables.

Bonus Commissions Payable
The accrual for compensation earned by the Company's sales personnel for their successful sales efforts.

Revenue and Expense Recognition
Customers' security transactions and the related commission income and expenses are recorded on a trade date basis.

Distribution Fee Income
Under the terms of an agreement with the Funds, the Company is reimbursed monthly for certain distribution expenses, dealer service fees and recovery of commissions paid and deferred by the Company under distribution plans pursuant to Rule 12b-1 of the Investment Company Act of 1940.

Commissions Revenue
Includes sales commission on fund share sales, CDSC on qualifying redemptions, and commissions earned on shareholder accounts where the Company acts as their broker/dealer. In addition, a CDSC is assessed when a customer redeems shares subject to a CDSC, as outlined in the prospectus and none of the waivers described in the prospectus apply. This revenue, is partially offset by "commissions" expense subsequently paid to the broker/dealer initially responsible for the sale, commonly referred to as the broker/dealer of record.

Investment Income
Sentinel Financial Services Company's excess cash is invested in money market funds which earn income distributions from the funds.

Service Fees
This is the 12b-1 payment to broker/dealers of record on shareholder accounts to compensate for the ongoing costs of servicing the shareholder.

Bonus Commissions
This represents payments to the Company's sales personnel, compensating them for their successful sales efforts.

General and Administrative
These expenses represent costs to the Company incurred as a result of managing the company. These costs include recruiting and training, marketing, legal fees and licenses, depreciation, software maintenance, outsourced services, consulting services, printing and postage, travel, rent and other miscellaneous expenses. The marketing expenses captured here represent expenses related to media advertising, creating shareholder reports, sales conferences, and due-diligence meetings.
General and Administrative are comprised of the following:

	For the Years Ended December 31,	
	2011	2010
Travel	$ 1,436,271	$ 1,449,928
Software maintenance contracts	598,622	839,107
Marketing, promotions & materials	497,859	665,302
Consulting	413,584	561,815
Advertising	412,249	687,735
Data systems	371,837	482,683
Printing, postage & supplies	303,126	346,947
Recruiting, licensing & training	218,677	156,019
Rent	169,766	204,839
Cost allocation	150,341	297,591
Legal fees	121,778	442
Depreciation	90,180	155,148
Other	327,674	295,357
	$ 5,111,964	$ 6,142,913

Salaries and Employee Benefits
Includes ongoing compensation, associated payroll taxes and annual incentive compensation paid to employees.

Commissions Expense
Sales commission paid on "A" share sales to the broker/dealer of record on each sale. See "Commissions Revenue" for further explanation.

Marketing Support
Additional contractual payments to broker/dealers which are negotiated separately from the sales commissions and 12b-1 fees. These payments may include components of revenue sharing, marketing support, additional sales and service fees, and retention fees.

Amortization of Deferred Commissions
Certain sales of the Sentinel Group Funds, as detailed in the Prospectus, generate an advanced sales commission paid by the Company to the broker/dealer of record. The Company records this payment as a "Deferred Commissions, net" asset, which is then amortized over the CDSC period, for "A" & "D" shares, and over the CDSC period or until redemption, whichever is shorter for the "B" and "C" shares.

Income Taxes
In accordance with provisions of the Internal Revenue Code, the Company qualifies as a partnership for income tax purposes and no taxes are levied at the partnership level.

Subsequent Events

The Company has evaluated events subsequent to December 31, 2011 and through the financial statement issuance date of February 21, 2012. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

3. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires minimum "net capital" of the greater of $25,000 or 6 2/3% of "aggregate indebtedness," subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. See Schedule I for the calculation of Aggregate indebtedness and Net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital, and the ratio of aggregate indebtedness to net capital which at December 31, 2011 are as follows:

Aggregate indebtedness	$ 7,364,325
Net capital	$ 10,049,903
Ratio of aggregate indebtedness to net capital	0.73

The Company's business is limited to only redeemable securities of registered investment companies and variable annuities. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(1) of such rule.

4. Furniture and Equipment, net

Furniture and equipment owned by the Company at December 31, 2011 and 2010 comprise:

	2011	2010
Furniture and equipment	$ 1,200,316	$ 1,167,838
Accumulated depreciation	(1,099,878)	(1,009,698)
Net furniture and equipment	$ 100,438	$ 158,140

Depreciation expense for the years ended December 31, 2011 and 2010 was $90,180 and $155,148, respectively.

5. Related Party Transactions

Pursuant to its agreement to serve as the principal underwriter for the Funds, the Company receives a sales charge on the sales of the Funds' Class A-shares. During 2011 and 2010 the Company received $3,693,924 and $4,272,738, respectively, on the sale of these shares. Commissions paid on A-shares totaled $3,456,420 and $3,898,803 in 2011 and 2010, respectively. Commission receivable at December 31, 2011 and 2010

of $13,954 and $69,646, respectively, are due from an affiliated Company, Sentinel Administrative Services, Inc., who acts as transfer agent of the Funds. Commissions paid and deferred on class A, B, C, and D shares totaled $2,448,605 and $2,280,149 in 2011 and 2010, respectively. These commissions were paid to Equity Services, Inc. ("ESI"), a wholly-owned subsidiary of NLVF, and outside broker-dealers in the form of dealer reallowances. During 2011 and 2010, the Company received $387,742 and $348,417, respectively, from CDSC assessed upon redemption from the Funds A, B, C and D shares, which are included in commissions revenue.

Under the terms of its distribution plans with the Funds, the Company received a combined $32,213,368 and $31,025,552 in 2011 and 2010, respectively, from the Funds for providing distribution and other services. Of these amounts, $26,049,565 and $24,731,626 in 2011 and 2010, respectively, were paid to ESI and outside broker-dealers for services rendered in the form of service fees. Amounts due to the Company from the Funds for 12b-1 fees at December 31, 2011 and 2010 are $2,683,801 and $2,982,513 respectively. Service fees payable by the Company at December 31, 2011 and 2010 are $2,540,701 and $2,664,247, respectively.

National Life and its affiliates provide the Company with administrative services. The charges for these and other shared services are determined by National Life and the allocation methodologies employed are applied uniformly across National Life and all of it's affiliates, including the Company. Charges for these costs allocated to the Company for the years ended December 31, 2011 and 2010 were $150,341 and $134,944, respectively, and are included in general and administrative expenses. Accounts payable and accrued expenses include $1,346,497 and $1,057,436 due to National Life at December 31, 2011 and 2010, respectively, for such allocated costs as well as reimbursement due for direct charges paid by National Life on behalf of the Company, including payroll and employee benefit costs.

The Company also shares employees and facilities with affiliated companies. The Company is billed for administrative, computer support, occupancy, and compliance charges. Such charges, were $391,771 and $517,924 for the years ended December 31, 2011 and 2010, respectively. Accounts payable and accrued expenses include $38,467 and $49,875 at December 31, 2011 and 2010, respectively, related to these costs.

The intercompany account for revenue sharing fees paid on behalf of SASI for the years ended December 31, 2011 and 2010 were $(16,430) of a payable and $5,866 of a receivable, respectively.

Effective May 23, 2005 the Company and ESI executed an amendment to their Dealer Agreement with respect to the Funds. The Company agreed to pay additional fees for marketing support to ESI based on sales and assets in exchange for the opportunity to provide education and marketing support. Marketing support fees for the years ended December 31, 2011 and 2010 were $481,003 and $497,297, respectively. There were accounts payable and accrued expenses of $106,205 and $44,454 at December 31, 2011 and 2010, respectively, due to ESI.

In the past, the Company has experienced losses from operations. However, the Company has received sufficient equity contributions from its partners, SAMI and SFSI, to enable it to meet its contractual obligations as they become due. SAMI and SFSI have committed to continue such equity contributions as necessary. SAMI and SFSI contributed $24,000,000 during both 2011 and 2010 to the Company for this purpose.

6. Contingencies

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

7. Subsequent Events

On January 5, and February 6, 2012, the Company received a total of $4 million recapitalization from its partners, SAMI and SFSI, in accordance with the capital contribution plan.

Sentinel Financial Services Company
(a Vermont General Partnership)
Schedule I – Supplementary Information
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Net capital	
Total partners' capital	$ 12,364,670
Deduct	
Other receivables	380,266
Furniture and equipment, net of accumulated depreciation	100,438
Deferred commissions, net and Prepaid expenses	1,536,063
	2,016,767
Net capital before haircuts on securities positions and other deductions	10,347,903
Haircut on cash equivalents	298,000
Other deductions	-
Net capital	$ 10,049,903
Aggregate indebtedness	
Service fees payable	$ 2,540,701
Accounts payable, accrued expenses and bonus commissions payable	4,823,624
Total aggregate indebtedness	$ 7,364,325
Computation of basic net capital requirement	
Minimum net capital requirement (greater of $25,000 or 6 2/3% of aggregate indebtedness of $7,364,325)	$ 490,955
Excess net capital	$ 9,558,948
Excess net capital at 1,000%	$ 9,313,471
Ratio of aggregate indebtedness to net capital	0.73

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited Focus Report as of December 31, 2011.

pwc

To the Partners of Sentinel Financial Services Company:

In planning and performing our audit of the financial statements of Sentinel Financial Services Company (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

pwc

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2012

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